Organigram Announces Health Canada Licensing of Phase 3 Cultivation Expansion

Licensed production capacity expected to be 36,000 kg/yr by end of June 2018

TORONTO, ON, June 5, 2018 /CNW/ ‐ Organigram Holdings Inc. (“Organigram” or the “Company”) (TSX VENTURE: OGI) (OTCQB: OGRMF) a leading licensed producer of medical marijuana based in Moncton, New Brunswick, is pleased to announce that it has received an expanded cultivation license from Health Canada related to its previously announced Phase 3 expansion.

The scope of the amendment includes approval of the following:

  The entire perimeter of the expanded facility, approximately 40,000 sq ft;
  The first six of Organigram’s new 16 three‐tier cultivation rooms in the Phase 3 expansion; and
  Refined functional design on an already improved Phase 2 design including slightly higher grow rooms and the location of HVAC units entirely on the outside of the rooms for enhanced ergonomics and improved airflow.

As a result of this approval, cannabis plants will be moved into these new rooms on a rolling basis beginning on June 6, 2018. The Company will be able to begin staggered harvests from these new rooms by the first week in August. The remaining ten Phase 3 rooms are expected to come online on or before June 30, 2018 in stages pending Health Canada approval.

Organigram is also pleased to note that this licensing does not require a new sales license and there will be no delay from harvest to sale.

Organigram Positioning into Canadian Adult-Use Market Launch

Once the remaining Phase 3 rooms are online the Company will have a target production capacity of 36,000 kg/year of dried flower equivalent.

“Based on our review of publicly available data we believe we will be one of the top 5licensed producers in terms of current production capacity once the remaining rooms from Phase 3 are approved”, said Greg Engel, CEO. “Given our existing inventory, production volume and consistency and quality of supply, we believe we are well positioned to be a supplier of choice for many of the provincial cannabis boards and private retailers across Canada.”

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest‐quality, condition‐specific medical marijuana for patients in Canada. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward‐looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors ‐ including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields ‐ that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward‐looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

For further information please contact:

Organigram Holdings Inc. Paolo De Luca Chief Financial Officer paolo.deluca@organigram.ca (416) 661‐0947	Organigram Holdings Inc. Dylan Rogers Investor Relations Analyst drogers@organigram.ca (506) 232-0121